Stevanato Group Q1 2025 Financial Results May 8, 2025 Exhibit 99.1

Q1 2025 Financial Results Safe Harbor Statement Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”) and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "gradually," "remain," "continue," "strong," "meet," "on track," "expected," "will be," "expect," "believe," "gaining," "assumes," "will be," "assume," "continued," "growing," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers’ ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments affecting Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand ; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called “golden powers”); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain product manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2024, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.  These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Non-GAAP Financial Information This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation.

Q1 2025 Financial Results Stevanato Group Q1 2025 Financial Results Earnings Call Franco Stevanato Chairman & CEO Marco Dal Lago CFO Lisa Miles CCO and IR

Franco Stevanato Chairman & Chief Executive Officer Q1 2025 Financial Results

Q1 2025 Financial Results Started 2025 with Strong Momentum Highlighted by 9% Revenue Growth and a Step-Up in Margins Strong operational delivery in the BDS Segment Expected improvements at our Latina and Fishers facilities Favorable mix of high value solutions, including a modest recovery in EZ-fill® vials  HVS accounted for 43% of total revenue in 1Q25 Ongoing signs of stabilization in vial demand as the effects of destocking gradually subside Revenue and margin decline primarily related to legacy projects in Denmark that unfavorably impacted the portfolio mix Under optimization plan, prioritized projects and made significant operational progress; remain on track to complete legacy projects in 2025 (most to be completed mid-year) Meaningful gains across operational KPIs, including continuous improvement of acceptance testing rates (both final factory acceptance and site acceptance testing) Continue to see strong demand, underpinned by favorable secular trends such as rising adoption of drug delivery devices Soft performance in Engineering, as expected

Q1 2025 Financial Results Demand-Driven Capacity Expansion Update Continued financial improvement in margins, as we begin to scale volumes, utilization, and revenue Latina, Italy Continue to increase commercial PFS production and install new lines, as part of the PFS ramp-up phase Customer validations will continue into 2026, as planned Preparing for the next phase of RTU cartridge production: commercial production expected to launch at the end of 2026 Fishers (IN), U.S. On track with scaling PFS production and with installation of additional PFS lines. Full schedule of validation activity for 2Q25 Started construction on device manufacturing area; to support customer device programs for biologic treatments. Strategic approach to contract manufacturing, integrating: (i) devices, (ii) glass products; and (iii) technology for assembly  Hub in Fishers brings together our broad and complementary capabilities to offer customers an integrated offering Supporting U.S. customers across the full value chain, strategically focused to meet high demand for biologics Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill® cartridge to satisfy market demand

Q1 2025 Financial Results Global Trade and Tariffs: Initiatives Underway to Mitigate Challenges Initiated a task force that is proactively working to mitigate exposure to tariffs, through a combination of actions including customer surcharges, supply chain, procurement and other initiatives Based on recent customer discussions, alongside thorough analysis, we expect most of the tariff-related costs will be absorbed by customers  Similar to the natural gas spike a few years ago; cost increases were passed through to customers Do not expect tariffs will affect our competitive positioning Leveraging our global manufacturing network to support localized production We believe our ongoing investments in the U.S. will further strengthen our position, supporting our customers long-term needs for a robust localized supply chain

Marco Dal Lago Chief Financial Officer Q1 2025 Financial Results

Q1 2025: Financial Highlights

Q1 2025: Revenue

(€ Million)


HVS
non-HVS
+9%
236
257
148
146
+25%
88
(37%)
110
(43%)
Q1 2024
Q1 2025

- In Q1 2025, revenue increase driven by 11% growth in the **BDS Segment,** which offset a 4% decline in the Engineering Segment
- **HVS** increased 25% yoy to **€110M and represented 43% of total revenue** driven by strong demand in high-value PFS and partial recovery in EZ-fill® vials

Q1 2025: Margins

- **Gross profit margin increased 80 bps to 27.2%**
  - **Strong performance in the BDS Segment** driven by:
    - (i) exp. **improvements from Latina and Fishers** (sites remain margin-dilutive, but gaining operating leverage as we scale volume and utilization); and
    - **(ii) mix of accretive HVS**, including a modest improvement in EZ-fill® vials
  - Favorable trends in the BDS Segment were partially offset by lower gross profit from the Engineering Segment
- **Operating profit margin increased 280 bps to 13.5%** (adj. operating profit margin was 14.3%)
- Net profit of €26.5M, or €0.10 of diluted EPS (adj. net profit* of €28.1M, or **€0.10 of adjusted diluted EPS***)
- Adjusted EBITDA* increased 13% to €57.4M; **adjusted EBITDA margin* increased 100 bps to 22.4%**

All comparisons refer to Q1 2024 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures

Stevanato Group
Q1 2025 Financial Results
9

Q1 2025: Segment Trends

Biopharmaceutical and Diagnostic Solutions (BDS) Segment

REVENUE
(€ Million)


199
221
Q1 2024
Q1 2025

GROSS PROFIT MARGIN
(%)


27.1
31.3
Q1 2024
Q1 2025

Q1 2025 revenue increased 11% (11% at cc), driven by solid growth in HVS:

- **Revenue from HVS grew 25%** to €110.3 million, or approx. 50% of BDS revenue in Q1
- Continue to see strong growth in high-value PFS and other product categories, and continued stabilization in vial demand, including modest growth in EZ-fill® vials

Gross profit margin increased 420 bps to 31.3%: driven by improvements in Latina and Fishers and the higher mix of more accretive HVS**;** operating profit margin was 18.8%, 470 bps higher than the same period last year

Engineering Segment

REVENUE
(€ Million)


37
36
Q1 2024
Q1 2025

GROSS PROFIT MARGIN
(%)


17.3
10.7
Q1 2024
Q1 2025

Q1 2025 revenue decreased 4% to €35.7 million, driven by lower sales from visual inspection and glass conversion lines partially offset by growth in assembly and packaging lines, as well as after-sales services

Gross profit margin decreased to 10.7% and operating profit was 4.7%. Margins were unfavorably impacted by project mix as we prioritized the completion of the legacy projects in Denmark

All comparisons refer to Q1 2024 unless otherwise specified. Rounded figures

Stevanato Group
Q1 2025 Financial Results
10

Q1 2025 Financial Results Balance Sheet and Cash Flow Items In Q1 2025 At Quarter Ended March 31, 2025 € 29.7M    Free Cash Flow*  € 300.2M   Net Debt* € 90.7M Total Cash and Cash Equivalents € 69.7M    CapEx*  € 99.8M    Net Cash Generated from Operations  __________ *Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures.

Q1 2025 Financial Results Reflecting Recent Macro Updates into FY 2025 Guidance __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures. Tariffs Assumptions: A 10% tariff rate for goods shipping from the E.U. to the U.S., the absorption of price increases from suppliers, and no change in the current U.S. policy Estimated impact of €4.5M of operating profit and one cent of adj. diluted EPS The FY25 Guidance now assumes: Including the effect of tariffs, gross profit margin expected to increase approximately 100 bps, based on the center point of guidance Unfavorable impact from tariffs of €4.5 million of operating profit, or approx. one cent of adj. diluted EPS (incl. rounding) For FX, modest headwind that is fully absorbed in guidance. Hedging strategies limited exposure to fluctuations. Assumed Euro / Dollar avg rate of 1.13 FY 2025 Guidance continues to assume:  The 2H 2025 will be stronger than the 1H 2025, consistent with prior years  BDS Segment is expected to grow MSD to HSD, while Engineering Segment is expected to be flat to LSD HVS in the range of approximately 39-41% of total 2025 revenue FY 2025 Guidance Revenue € 1.160B - € 1.190B Implied Revenue Growth 5% to 8% Adjusted DEPS* € 0.50 - € 0.54 Adjusted EBITDA* € 288.5M - € 301.8M

Franco Stevanato Chairman & Chief Executive Officer Q1 2025 Financial Results

Q1 2025 Financial Results Solid start to 2025, and team remains laser-focused on executing against our long-term objectives Continued strong momentum in the BDS Segment – driven by: (i) progress at our Latina and Fishers sites, (ii) an increase in mix of HVS, and (iii) ongoing stabilization in vial demand Organization remains laser-focused on executing against long-term objectives We operate in structurally growing markets, with capital investment designed to meet growing demand, driven primarily by the rise in biologics. We continue to see a robust pipeline of long-term opportunities, particularly in HVS, supported by favorable secular tailwinds Longer term, we believe the ongoing shift toward HVS will support a return to our target of LDD revenue growth and margin expansion Strong business fundamentals and disciplined financial strategy provide the flexibility to fund our growth and create long-term value for shareholders

Stevanato Group Q1 2025 Financial Results

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Reconciliation of Non-GAAP Financial Measures Q1 2025 Financial Results

Q1 2025 Financial Results Reconciliation of Non-GAAP Financial Measures (1/5) Reconciliation of EBITDA (Amounts in € millions) Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin (Amounts in € millions) Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions)

Q1 2025 Financial Results Reconciliation of Non-GAAP Financial Measures (2/5) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit, and Diluted EPS (Amounts in € millions, except per share data) (1) During the three months ended March 31, 2025, and the three months ended March 31, 2024, the Group recorded EUR 0.8 million and EUR 2.7 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. (2) During the three months ended March 31, 2025, and the three months ended March 31, 2024, the Group recorded EUR 1.3 million and EUR 0.9 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses, and research and development expenses. These are mainly employee costs related to the reorganization of some business functions. (3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

Q1 2025 Financial Results Reconciliation of Non-GAAP Financial Measures (3/5) Capital Employed (Amounts in € millions)

Q1 2025 Financial Results Reconciliation of Non-GAAP Financial Measures (4/5) Net (Debt) / Net Cash (Amounts in € millions) Free Cash Flow (Amounts in € millions) CAPEX (Amounts in € millions)

Q1 2025 Financial Results Reconciliation of Non-GAAP Financial Measures (5/5) Reconciliation of 2025 Guidance* Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS (Amounts in € millions, except per share data) *Amounts may not add due to rounding